INTERNATIONAL GEMINI TECHNOLOGY INC.
#208 – 828 Harbourside Drive
North Vancouver, British Columbia V7P 3R9
Telephone: (604) 904-8481 Facsimile: (604) 904-9431

November 28, 2003

British Columbia Securities Commission PO Box 10142, Pacific Centre 701 West Georgia Street Vancouver, BC V7Y 1L2	Ontario Securities Commission Suite 1903, Box 55 20 Queen Street West Toronto, ON M5H 3S8

Office of International Corporate Finance Securities and Exchange Commission 450 Fifth Street NW, Mail Stop 3-7 Washington, DC 20549

RE: Interim Financial Statements – September 30, 2003

Dear Sirs/Madams:

Enclosed is one copy of the Company’s quarterly financial statements and supplementary information, for the three-month period ended September 30, 2003, as mailed today to those individuals that appear on the Company’s Supplemental Mailing List.

Yours truly,

INTERNATIONAL GEMINI TECHNOLOGY INC.

“Signed”

Martin Schultz
Secretary

MS:kls
Enclosures